SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 25, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated January 25, 2010 regarding “Ericsson reports fourth quarter results.”

FOURTH QUARTER REPORT

January 25, 2010

ERICSSON REPORTS

FOURTH QUARTER RESULTS

•        Sales in quarter SEK 58.3 (67.0) b, -16% for comparable units

•        Sales full year SEK 206.5 (208.9) b, stable for comparable units

•        Operating income1) excl JVs SEK 7.5 (9.0)2) b, full year SEK 24.6 (23.4) b

•        Operating margin1) excl JVs 13% (13%)2), full year 12% (11%)

•        Share in earnings of JVs1) SEK -0.4 (-0.6) b, full year SEK -6.1 (0.4) b

•        Income after financial items1) SEK 6.7 (9.5) b, full year SEK 18.8 (24.8) b

•        Restructuring charges excl JV of SEK 4.3 (2.3) b, full year SEK 11.3 (6.7) b

•        Net income SEK 0.7 (4.1) b, full year SEK 4.1 (11.7) b

•        Earnings per share SEK 0.10 (1.21), full year SEK 1.14 (3.52)

•        Cash flow3) SEK 13.6 (7.9) b, full year SEK 28.7 (22.1) b

•        The Board of Directors proposes dividend of SEK 2.00 (1.85) per share

1)      Excluding restructuring charges

2)      Excluding capital gain of SEK 0.8 b from divested Symbian shares in the fourth quarter 2008

3)      Excluding cash outlays for restructuring cost that has been provided for of SEK 1.1 (1.0) b and dividends from Sony Ericsson of SEK 3.6 b for the full year 2008

CEO COMMENTS

SALES BY QUARTER 2008 AND 2009 (SEK B)

“During the second half of 2009, Networks’ sales were impacted by reduced operator spending in a number of markets. Group sales for the full year were less affected and the operating margin increased slightly,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “We maintained market shares well in all segments, cash flow was good and our financial position is strong. The services business performed well, and our joint ventures remain on track to return to profit.

The shift from voice telephony to mobile broadband investments continues. Users and traffic are increasing rapidly and will eventually connect billions of people to the internet. As previously stated, with this shift follows the anticipated decline in GSM sales, accelerated by the current economic climate, which is not yet offset by the growth in mobile broadband and investments in next-generation IP networks.

Current operator investment behavior varies between regions and countries. During 2009, operators in a number of developing markets, especially Central Europe, Middle East and Africa, became increasingly cautious with investments. Meanwhile, other markets including China, India and the US continued to show good development with major network buildouts. There is also a continued strong demand for services targeting the operational efficiency of operators, such as managed services and consulting.

1

During the year, we significantly strengthened our position in North America with key wins in both our networks and services businesses such as LTE to Verizon and Metro PCS and services to Sprint. The confidence TeliaSonera has shown in us by selecting our LTE solutions in the beginning of this year further confirms the technical quality of our solutions and strong services portfolio.

For 2010 we are determined to increase our efforts to combine our strong technology leadership position and service capabilities to provide value to our customers and ensure our continued healthy financial development,” concludes Hans Vestberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Fourth quarter				Third quarter		Full year
SEK b.	2009	2008		Change	2009	Change	2009	2008	Change
Net sales	58.3	67.0		-13%	46.4	26%	206.5	208.9	-1%
Net sales for comparable units	55.6	65.9		-16%	46.4	20%	203.8	203.7	0%
Gross margin	35%	35%		—	36%	—	36%	37%	—
EBITDA margin excl JVs	17%	16	%1)	—	16%	—	16%	15%	—
Operating income excl JVs	7.5	9.0	1)	-16%	5.5	37%	24.6	23.4	5%
Operating margin excl JVs	13%	13	%1)	—	12%	—	12%	11%	—
Income after financial items	6.7	9.5		-30%	4.0	68%	18.8	24.8	-24%
Net income	0.7	4.1		-82%	0.8	-6%	4.1	11.7	-65%
EPS diluted, SEK	0.10	1.21		-92%	0.25	-60%	1.14	3.52	-68%
Adjusted cash flow2)	13.6	7.9		—	6.9	—	28.7	22.1	—
Cash flow from operations	12.5	7.0		—	5.7	—	24.5	24.0	—

All numbers, excl. EPS, Net income and Cash flow from operations, excl. restructuring charges

1)	Excluding a capital gain of SEK 0.8 b. from divested Symbian shares in the fourth quarter 2008
2)	Cash flow from operations excl. restructuring cash outlays that has been provided for. Cash outlays in the quarter of SEK 1.1 (1.0) b. For the full year, cash outlays of SEK 4.2 (1.8) b and dividends from Sony Ericsson of SEK 3.6 b for 2008 are excluded

Sales in the quarter were -16% lower year-over-year for comparable units, i.e. excluding Ericsson Mobile Platforms and the acquired Nortel CDMA and LTE business in North America, and decreased -20% adjusted also for currency exchange rate effects and hedging. The acquired Nortel business contributed sales of SEK 2.7 b. in the quarter. The fourth quarter 2008 was comparatively strong and was also affected by net positive currency exchange rate effects.

For the full year, sales for comparable units were stable but decreased -9% adjusted for currency exchange rate effects and hedging. Decreased sales in Networks were not fully offset by increased sales in Professional Services.

The gross margin was down slightly sequentially due to product mix and effects from the reduced scope in a managed services agreement in Italy and the Sprint contract. Gross margin year-over-year was flat in the quarter as well as for the full year, affected by a higher proportion of services as well as efficiency gains and restructuring effects.

Operating expenses amounted to SEK 14.0 (15.3) b. in the quarter, excluding restructuring charges. This includes operating expenses from the acquired Nortel business. The year-over-year reduction is primarily a result of ongoing cost reduction activities, offsetting negative impact from currency exchange rate effects. Full year operating expenses amounted to SEK 52.9 (56.3) b., also positively affected by the ongoing cost reduction activities.

Other operating income and expenses were SEK 0.9 (1.5) b. in the quarter.

Ericsson Fourth Quarter Report 2009	2

Operating income, excluding joint ventures and restructuring charges, amounted to SEK 7.5 (9.0) b. in the quarter, including positive contribution from the acquired Nortel business. Operating margin was 13% (13%) in the quarter, despite lower year-over-year sales and was flat sequentially as a result of the ongoing cost reduction activities.

For the full year, operating income, excluding joint ventures and restructuring charges, amounted to SEK 24.6 (23.4) b. and the margin was stable 12% (11%) despite lower volumes.

Ericsson’s share in earnings of joint ventures amounted to SEK -0.4 (-0.6) b. in the quarter excluding restructuring charges, compared to SEK -1.5 b. in the third quarter. This is a significant sequential improvement from ongoing efficiency programs and improved sales and margins in Sony Ericsson. Restructuring charges in joint ventures were SEK 1.0 b in the quarter. For the full year, Ericsson’s share in earnings of joint ventures amounted to SEK -6.1 (0.4) b., excluding restructuring charges.

Financial net was SEK -0.4 (0.3) b. in the quarter, mainly due to lower interest rates and negative currency revaluation effects on financial assets and liabilities.

The tax rate for 2009 was 34% (32%) mainly due to a lower tax percentage rate from the loss making joint venture companies. The tax rate excluding Sony Ericsson and ST-Ericsson was 26%.

Net income amounted to SEK 0.7 (4.1) b. in the quarter. For the full year, net income was SEK 4.1 (11.7) b. and earnings per share were SEK 1.14 (3.52).

Adjusted cash flow amounted to SEK 13.6 (7.9) b. in the quarter, up sequentially from SEK 6.9 b. Adjusted cash flow for the full year amounted to SEK 28.7 (22.1) b., reflecting focus on capital efficiency. Full year cash conversion rate was 117% (92%).

Trade receivables increased by SEK 4.0 b in the quarter to SEK 66.4 (62.4) b., impacted by seasonally higher sales. Despite the higher sales, days sales outstanding (DSO) improved sequentially to 106 (118) days, mainly due to strong collections.

Inventory was reduced by SEK -4.1 b. in the quarter to SEK 22.7 (26.8) b. and turnover improved sequentially to 68 (77) days, mainly due to customary year-end project completions.

Ericsson Fourth Quarter Report 2009	3

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS

SEK b.	Dec 31 2009	Sep 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008
Net cash	36.1	33.9	27.9	22.9	34.7
Interest-bearing liabilities and post-employment benefits	40.7	45.9	47.6	41.2	40.4
Trade receivables	66.4	62.4	69.4	75.2	75.9
Days sales outstanding	106	118	121	124	106
Inventory	22.7	26.8	29.0	30.7	27.8
Of which market unit inventory	12.9	15.9	17.7	18.9	16.5
Inventory days	68	77	78	83	68
Payable days	57	57	59	65	55
Customer financing, net	2.3	2.7	3.1	2.8	2.8
Return on capital employed	4%	4%	5%	7%	11%
Equity ratio	52%	52%	51%	52%	50%

The net cash position increased by SEK 2.2 b. in the quarter to SEK 36.1 (33.9) b. Cash, cash equivalents and short-term investments amounted to SEK 76.7 (79.8) b. Gross cash decreased slightly in the quarter due to payments made for the acquisition of the Nortel business of SEK 8.3 b. and repayment of a callable bond of EUR 471 m. However, this was offset by a positive cash flow from operating activities of SEK 12.5 b.

Customer financing remained low at SEK 2.3 (2.7) b.

During the quarter, approximately SEK 2.6 b. of provisions were utilized, of which SEK 1.1 b. related to restructuring. Additions of SEK 3.6 b. were made, of which SEK 1.9 b. related to restructuring. Reversals of SEK 1.2 b. were made.

COST REDUCTIONS

In January, 2009, cost reduction activities were initiated, targeting annual savings of SEK 10 b. from the second half of 2010 split equally between cost of sales and operating expenses. Related restructuring charges were estimated to SEK 6-7 b.

In the third quarter 2009, it was reported that the program was ahead of plan and additional opportunities for efficiency improvements had evolved during the program and would lead to further cost savings, with related charges, during the last three quarters of the program.

The program is planned to be completed by the second quarter 2010 and it is now estimated that the total annual savings of the entire program will amount to SEK 15-16 b. from the second half of 2010. Related total restructuring charges are estimated to SEK 13-14 b.

In the fourth quarter, restructuring charges, excluding joint ventures, amounted to SEK 4.3 b., resulting in a total of SEK 11.3 b. for the full year. At the end of the quarter, cash outlays of SEK 4.3 b. remain to be made.

When the initial program was announced in January 2009, it was anticipated that the actions would result in a reduction of the number of employees by some 5,000, of which about 1,000 in Sweden. The 5,000 has been exceeded and is estimated to reach approximately 6,500.

Ericsson Fourth Quarter Report 2009	4

	2009					2008
Restructuring charges, SEK b.	Full year	Q4	Q3	Q2	Q1	Full year

Cost of sales	-4.2	-1.7	-0.8	-1.3	-0.4	-2.5
Research and development expenses	-6.1	-2.3	-1.8	-1.7	-0.3	-2.7
Selling and administrative expenses	-1.0	-0.3	-0.1	-0.6	—	-1.5
Total	-11.3	-4.3	-2.7	-3.6	-0.7	-6.7

SEGMENT RESULTS

	Fourth quarter			Third quarter		Full year
SEK b.	2009	2008	Change	2009	Change	2009		2008	Change
Networks sales	38.5	45.8	-16%	30.3	27%	137.1		142.0	-3%
Of which network rollout	6.7	7.6	-12%	5.8	15%	23.1		21.5	7%
EBITDA margin	17%	17%	—	15%	—	15%		16%	—
Operating margin	13%	14%	—	11%	—	11%		11%	—
Professional Services sales	16.5	16.2	2%	12.8	29%	56.1		49.0	15%
Of which managed services	5.1	4.3	19%	3.6	43%	17.4		14.3	22%
EBITDA margin	16%	19%	—	17%	—	17	%1)	17%	—
Operating margin	13%	18%	—	15%	—	15	%1)	16%	—
Multimedia sales2)	3.4	3.9	-14%	3.4	0%	13.3		12.7	5%
EBITDA margin2)	20%	5%	—	19%	—	16%		8%	—
Operating margin2)	10%	-2%	—	11%	—	8%		0%	—
Sales from divested and transferred businesses	0.0	1.1	—	0.0	—	0.0		5.2	—
Total sales	58.3	67.0	-13%	46.4	26%	206.5		208.9	-1%

All numbers exclude restructuring charges

1)	SEK 0.8 b. adjusted for divestment of TEMS in the second quarter 2009
2)	2008 and 2009 numbers for Multimedia exclude divested Ericsson Mobile Platforms and PBX operations and capital gain from divestment of Symbian shares SEK 0.8 b. in fourth quarter 2008

SEGMENT SALES BY QUARTER, 2008 AND 2009 (SEK B)

NETWORKS

Networks’ sales in the quarter declined by -16% year-over-year. Full year sales declined by -3%. The mobile infrastructure market share was maintained well in 2009. During the second half of 2009, Networks’ sales were impacted by reduced operator spending in a number of markets. Currency exchange rate effects had a positive impact on sales for the full year due to a strong USD in the beginning of 2009. Compared to the all-time-high GSM volumes in 2008, volumes decreased and are not yet offset by increased sales of WCDMA and initial rollouts of LTE. The IP-router business developed well during the year and the common core part of the recent LTE win with TeliaSonera is based on Ericsson’s SmartEdge IP platform.

Mobile voice and data traffic continues to grow and will in the longer-term require operator investments in capacity and next-generation IP networks. Current operator investment activity varies between regions and countries. During the year, operators in a number of developing markets, especially in Central Europe, Middle East and Africa, have become increasingly cautious with investments. Meanwhile, operators in China, India and the US have continued to invest.

As of November 13, the former Nortel CDMA and LTE business are consolidated. The vast majority of the sales are related to Networks and only a small proportion to Professional Services. In the quarter, the Nortel business added a total of SEK 2.7 b. of sales with an operating margin well above Networks’ average driven by year-end seasonality.

Ericsson Fourth Quarter Report 2009	5

EBITDA-margin in the quarter was flat year-over-year at 17% (17%) despite lower sales, positively impacted by ongoing cost reduction activities. The full year margin was 15% (16%).

PROFESSIONAL SERVICES

Professional Services sales in the quarter were flat year-over-year. Organic growth in local currencies amounted to 2%. Managed services sales in the quarter increased by 19% year-over-year and by 22% for the full year. Sales for the second half of the year were negatively impacted by the reduced scope in a managed services agreement in Italy as well as somewhat lower volumes in project-related services. At the same time, sales in the second half were positively impacted by the contract with Sprint in the US.

For the full year, sales increased 15% and growth in local currencies amounted to 8%.

Despite 2009’s financial climate, there has been a continued demand for services, especially those targeting the operational efficiency of operators, such as managed services, consulting and systems integration.

EBITDA-margin for Professional Services in the quarter declined to 16% (19%), negatively impacted by start-up costs from new managed services contracts with Sprint and Zain as well as the reduced scope in a managed services agreement in Italy. This was partly offset by continued efficiency gains. The full year adjusted EBITDA-margin was stable at 17% (17%).

The total number of subscribers in managed networks is now 370 million, of which 50% are in high-growth markets. After the close of the quarter, Ericsson announced the acquisition of Pride Spa in Italy, a consulting and systems integration company. With the added 1,000 employees the number of services professionals now amounts to 40,000 globally.

MULTIMEDIA

Multimedia sales in the quarter for comparable units, i.e. adjusted for the divestment of the PBX and mobile platform operations, decreased year-over-year by -14% mainly due to tough comparison with a strong fourth quarter 2008 and somewhat slower sales of revenue management solutions in several emerging markets. However, TV and multimedia brokering (IPX) continued to show good development. The combined strength of the business support systems (BSS) offering and the strong services portfolio is generating increased operator interest.

For the full year, sales increased by 5% for comparable units. Multimedia brokering (IPX) and revenue management solutions showed good development despite a decline in the fourth quarter.

EBITDA-margin for comparable units, i.e. also adjusted for a capital gain from divestment of Symbian shares in the fourth quarter 2008, increased in the quarter to 20% (5%). For the full year, the margin amounted to 16% (8%), positively impacted by efficiency gains and an improved gross margin.

Ericsson Fourth Quarter Report 2009	6

SONY ERICSSON

	Fourth quarter			Third quarter		Full year
EUR m.	2009	2008	Change	2009	Change	2009	2008	Change
Number of units shipped (m.)	14.6	24.2	-40%	14.1	3%	57.1	96.6	-41%
Average selling price (EUR)	120	121	-1%	114	5%	119	116	3%
Net sales	1,750	2,914	-40%	1,619	8%	6,788	11,244	-40%
Gross margin	23%	15%	—	16%	—	15%	22%	—
Operating margin	-10%	-9%	—	-12%	—	-15%	-1%	—
Income before taxes	-190	-261	—	-199	—	-1,043	-83	—
Income before taxes, excl restructuring charges	-40	-133	—	-198	—	-878	92	—
Net income	-167	-187	—	-164	—	-836	-73	—

Units shipped in the quarter were 14.6 million, a sequential increase of 3% and a decrease of -40% year-over-year. Sales in the quarter were EUR 1,750 million, a sequential increase of 8% and a decrease of -40% year-over-year. The sequential increase was driven by seasonality and sales of Satio and Aino phones.

Average selling price in the quarter increased sequentially by 5% due to product mix. Gross margin improved sequentially and year-over-year mainly driven by sales of new higher margin phones as well as positive impact of cost reduction activities.

Income before taxes for the quarter, excluding restructuring charges, was a loss of EUR -40 (-133) million. The reduced loss was due to improved gross margin and reduced operating expenses. As of December 31, 2009, Sony Ericsson had a net cash position of EUR 620 million.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -1.0 (-1.3) b. in the quarter.

Mid 2008 a program was initiated to reduce operating expenses by EUR 880 million. Full benefit of the program is expected during second half 2010. Charges for the program are estimated to be well within the previously announced EUR 500 million.

ST-ERICSSON

	2009					2008
USD m.	Full year	Q4	Q3	Q2	Feb-Mar	Proforma Q4
Net sales	2,524	740	728	666	391	746
Adjusted operating income 1)	-369	-50	-77	-165	-78	-98
Operating income before taxes	-581	-139	-121	-224	-98	-127
Net income	-539	-125	-112	-213	-89	NA
1) Operating loss adjusted for amortization of acquisition related intangibles and restructuring charges

Net sales in the quarter showed an increase of 2% sequentially with further momentum in China.

Adjusted operating loss in the quarter was USD -50 (-98) million. Inventory declined while net cash increased USD 13 million sequentially to USD 229 million, including a one-time payment of USD 53 million from parent companies. This payment is related to final merger transaction adjustments already planned since the inception of the company.

Ericsson Fourth Quarter Report 2009	7

The USD 250 million cost synergies program defined by ST-NXP Wireless is now fully completed. The USD 230 million savings plan, announced in April is on track and due to be completed by second quarter 2010. In December ST-Ericsson announced another plan to further improve financial performance and increase its competitiveness. The plan is targeting additional annualized savings of USD 115 million.

ST-Ericsson is reported in US-GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.4 b. in the quarter, including restructuring charges of SEK 0.2 b. Ericsson Mobile Platforms incurred a loss of SEK 0.5 b. in January 2009, which is added to the reported year-to-date result in segment ST-Ericsson.

REGIONAL OVERVIEW

	Fourth quarter			Third quarter		Full year
Sales, SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Western Europe	11.9	16.1	-26%	10.1	18%	44.6	51.6	-14%
Central and Eastern Europe, Middle East and Africa	14.0	17.6	-21%	11.6	20%	50.7	53.1	-4%
Asia Pacific	16.7	20.5	-18%	15.3	9%	65.8	63.3	4%
Latin America	5.9	7.9	-25%	5.0	18%	20.1	23.0	-13%
North America	9.8	4.9	101%	4.4	126%	25.3	17.9	41%
Total	58.3	67.0	-13%	46.4	26%	206.5	208.9	-1%

REGIONAL SALES BY QUARTER, 2008 AND 2009 (SEK B)

Western Europe sales declined -21% year-over-year in the quarter and -6% for the full-year for comparable units, i.e. excluding mobile platforms and PBX. The second half of the year was impacted by the reduced scope of a managed services agreement in Italy. Demand for services continued to be good throughout the year, especially in the UK. During the quarter, TV4 Group in Sweden selected Ericsson to operate its nationwide playout-services. In the quarter, Ericsson was also awarded one of the largest contracts in the Nordics with Mobile Norway for a nationwide mobile broadband network and the world’s first commercial 4G/LTE network was launched in Stockholm by TeliaSonera. After the closing of the quarter, Ericsson was selected as the sole supplier of the common core and a supplier of access to TeliaSonera’s 4G/LTE network in Norway and Sweden. Ericsson was also named supplier of the world’s first 84 Mbps HSPA network to 3 Scandinavia.

Sales in Central and Eastern Europe, Middle East and Africa decreased in the quarter by -21% year-over-year and by -4% for the full year. This is the region most impacted by the economic climate in 2009, and the credit environment is still tight for some operators. The decline in 2G is not yet offset by 3G/WCDMA sales. The interest for managed services remained strong in the region and Ericsson was selected as supplier by Romania’s largest wireline operator Romtelecom with 400 employees and by operator du in UAE. A frame agreement for 2010 for radio access and other products and services was signed with MTN.

Asia Pacific sales in the quarter decreased -18% year-over-year and increased by 4% for the full year. During the year, the region showed large variations where China, India, Japan and Vietnam developed well with major rollouts, while Bangladesh, Indonesia and Pakistan were affected by the economic climate. India saw a slowdown in the fourth quarter due to the upcoming 3G licenses. In Taiwan, Ericsson will deliver HSPA and pre-paid charging to Far EasTone, covering the northern parts of the country. In Indonesia, Ericsson has been selected to expand XL Axiata’s GPRS/Data Charging Systems.

Ericsson Fourth Quarter Report 2009	8

Latin American sales in the quarter decreased by -25% year-over-year, and by -13% for the full year. Also this region has been affected by the economic climate. In the second half of the year, sales were also negatively impacted by delays of licensing of new spectrum and services. This has resulted in operators holding back investments in new technologies and applications, especially in larger countries. Mobile subscriptions are however continuing to develop positively with net additions for voice and in particular for mobile broadband services.

North American sales in the quarter increased by 101% year-over-year. Full-year sales increased 41%. In the quarter, the acquired Nortel business added a total of SEK 2.7 b. of sales. This was the first full quarter with the Sprint services business. Professional services generated a significant proportion of the revenue in the fourth quarter. The US is now the largest market with 15% of Group sales in the quarter. Accelerating demand for mobile broadband and effects of increased smartphone usage continue to drive data traffic and continued capacity investments in HSPA and LTE networks. The acquired Nortel assets and customer base substantially increase the addressable infrastructure and services market in North America.

MARKET DEVELOPMENT

GROWTH RATES ARE BASED ON ERICSSON AND MARKET ESTIMATES

Telecommunications plays a central role in the daily life of practically every person on earth. It is fundamental to the global economy and increasingly important to the environment. Over the last decade, mobile became an ubiquitous communications service, enabling people from all regions and walks of life to connect at an unprecedented level. The global economic slowdown is affecting all parts of the society. However, we believe that the fundamentals for longer-term positive development for the industry remain solid. Ericsson is well positioned to drive and benefit from this development.

Growth continues, with almost three billion new mobile subscriptions expected through 2014. These will, however, mainly come from low-usage customers in developing areas or from volume type users with multiple subscriptions. In parallel, mobile broadband is fast becoming the main growth driver for operators and equipment suppliers globally. Operators are increasingly focusing on network speed, with HSPA deployed in 130 countries today.

There are signs of a shift in focus in the telecom industry from connecting places and people to connecting devices and applications. In developed countries, data growth and resulting data capacity expansions are being stimulated by mobile broadband adoption and devices like smartphones, netbooks and laptops. In developing countries we are still seeing continued subscriber growth.

There is continued growth in mobile subscriptions, although the current growth rate is lower than in 2008. Mobile subscriptions grew by 163 million in the quarter to a total of 4.6 billion. In India alone, subscriptions grew by some 15 million per month during the fourth quarter. The global number of new WCDMA subscriptions is accelerating and grew by 38 million in the quarter to a total of 452 million, of which 185 million are estimated to be HSPA. In the third quarter, fixed broadband connections grew to 438 million, adding 15 million subscribers.

Voice traffic continues to be the main revenue source for operators even though data represents an increasing share. For many large operators, mobile data revenues constitute 25% of total service revenues or more. In addition to capacity enhancements, operators face the challenge of converting to all-IP broadband networks. This will include increased deployments of broadband access, routing and transmission equipment along with next-generation service delivery and revenue management systems.

There is continued good growth in professional services, fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

Ericsson Fourth Quarter Report 2009	9

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 0.3 (5.1) billion and income after financial items was SEK 8.1 (19.4) billion. Effective January 1, 2009, the right to all license revenues from third parties related to patent licenses was transferred to Ericsson AB, a wholly owned subsidiary, and consequently net sales in 2009 were insignificant compared to 2008.

Major changes in the Parent Company’s financial position for the year include investments in the joint venture ST-Ericsson of SEK 8.6 billion, decreased current and non-current receivables from subsidiaries of SEK 10.1 billion, decreased other current receivables of SEK 2.0 billion, increased cash, cash equivalents and short-term investments of SEK 3.2 billion, increased current and non-current liabilities to subsidiaries of SEK 5.0 billion and decreased other current liabilities of SEK 7.4 billion.

At year end, cash, cash equivalents and short-term investments amounted to SEK 62.4 (59.2) billion.

As per December 31, 2009, guarantees to Sony Ericsson amount to SEK 0.8 b. and are reported as Contingent Liabilities.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 3,237,304 shares from treasury stock were sold or distributed to employees during the fourth quarter and 9,087,564 shares during the year. In the second quarter 27,000,000 treasury shares were repurchased. The holding of treasury stock at December 31, 2009, was 78,978,533 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 2.00 (1.85) per share, representing some SEK 6.4 (6.0) b., and April 16, 2010, as record day for payment of dividend.

ANNUAL REPORT

The annual report will be made available to shareholders on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, approximately two weeks prior to the Annual General Meeting.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on April 13, 15.00 (CET) at Kistamässan, Stockholm.

OTHER INFORMATION

ERICSSON TO ACQUIRE MAJORITY OF NORTEL’S GSM BUSINESS

On November 25, 2009, Ericsson was selected to acquire certain assets of the Carrier Networks division relating to Nortel’s GSM business in the US and Canada. The purchase is an asset transaction at the cash purchase price of USD 70 million on a cash and debt free basis. Ericsson’s bid was made together with Kapsch CarrierCom AG of Austria that will acquire the remaining assets outside North America at a price of USD 33 million.

The operations generated approximately USD 400 million of sales in 2008 and have approximately 350 employees.

Consummation of the transaction is subject to approval of US and Canadian bankruptcy courts and the satisfaction of regulatory and other conditions.

ERICSSON TO ACQUIRE PRIDE SPA

On January 12, 2010, Ericsson announced that it has agreed to acquire Pride Spa in Italy, a consulting and systems integration company. With the added 1,000 employees the number of services professionals now amounts to 40,000 globally. Closing is expected by February 1, 2010.

Ericsson Fourth Quarter Report 2009	10

APPOINTMENTS

Jan Frykhammar has been appointed CFO and Executive Vice President.

Magnus Mandersson has been appointed head of business unit Global Services and is also a member of the Group Management Team.

Rima Qureshi has been appointed head of business unit CDMA Mobile Systems and member of the Group Management Team. She is also head of Ericsson Response.

Gary Pinkham, presently head of Global Investor and Analyst Relations, has been appointed head of Corporate Affairs and Communications in North America.

Cesare Avenia, presently head of market unit South East Europe, has been appointed Chief Brand Officer and member of the Group Management Team.

Håkan Eriksson, CTO and member of the Group Management Team, has, in addition to his present responsibilities, been appointed head of Ericsson in Silicon Valley.

Johan Wibergh, head of business unit Networks and member of the Group Management Team, has been appointed Executive Vice President.

Ericsson Fourth Quarter Report 2009	11

ASSESSMENT OF RISK ENVIRONMENT

Ericsson’s operational and financial risk factors and uncertainties are described under “Risk factors Assessment of risk environment” in our Annual Report 2008.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

potential negative effects of the continued uncertainty in the financial markets and the weak economic business environment on operators’ willingness to invest in network development as well as uncertainty regarding the financial stability of suppliers, for example due to lack of borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•

effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions and the pro-portion of new network build-outs and break-in contracts;

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•

results and capital needs of our two major joint ventures, Sony Ericsson and ST-Ericsson, which both are negatively affected to a larger extent than our three other segments by the current economic slowdown;

•	effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2008, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, January 25, 2010

Hans Vestberg, President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: April 23, 2010

Ericsson Fourth Quarter Report 2009	12

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to December 31, 2009, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, January 25, 2010

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2009/12month09-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), January 25.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Ericsson Fourth Quarter Report 2009	13

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors	Media
Gary Pinkham, Vice President,	Åse Lindskog, Vice President,
Investor Relations	Head of Public and Media Relations
Phone: +46 10 719 0000	Phone: +46 10 719 9725, +46 730 244 872
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Susanne Andersson,	Ola Rembe,
Investor Relations	Public and Media Relations
Phone: +46 10 719 4631	Phone: +46 10 719 9727, +46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Lars Jacobsson,
Investor Relations
Phone: +46 10 719 9489
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Org. number: 556016-0680
Torshamnsgatan 23
SE-164 83 Stockholm
Phone: +46 10 719 0000 www.ericsson.com

Ericsson Fourth Quarter Report 2009	14

DISCLOSURE PURSUANT TO THE SWEDISH SECURITIES MARKETS ACT

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on January 25, 2010.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Fourth Quarter Report 2009	15

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Fourth Quarter Report, January 25, 2010	16

Consolidated Income Statement

SEK million	Oct - Dec		Change	Jan - Dec		Change
	2009	2008		2009	2008
Net sales	58 333	67 025	-13%	206 477	208 930	-1%
Cost of sales	-39 335	-44 522	-12%	-136 278	-134 661	1%

Gross income	18 998	22 503	-16%	70 199	74 269	-5%
Gross margin %	32,6%	33,6%		34,0%	35,5%

Research and development expenses	-9 306	-8 227	13%	-33 055	-33 584	-2%
Selling and administrative expenses	-7 323	-8 293	-12%	-26 908	-26 974	0%

Operating expenses	-16 629	-16 520	1%	-59 963	-60 558	-1%

Other operating income and expenses	878	1 502	-42%	3 082	2 977	4%

Operating income before shares in earnings of JV and associated companies	3 247	7 485	-57%	13 318	16 688	-20%
Operating margin % before shares in earnings of JV and associated companies	5,6%	11,2%		6,5%	8,0%

Shares in earnings of JV and associated companies	-1 461	-1 278		-7 400	-436

Operating income	1 786	6 207	-71%	5 918	16 252	-64%

Financial income	314	1 191		1 874	3 458
Financial expenses	-719	-882		-1 549	-2 484

Income after financial items	1 381	6 516	-79%	6 243	17 226	-64%

Taxes	-656	-2 452		-2 116	-5 559

Net income	725	4 064	-82%	4 127	11 667	-65%

Net income attributable to:
- stockholders of the Parent Company	314	3 885		3 672	11 273
- minority interests	411	179		455	394

Other information
Average number of shares, basic (million) 1)	3 194	3 185		3 190	3 183
Earnings per share, basic (SEK) 1) 2)	0,10	1,22		1,15	3,54
Earnings per share, diluted (SEK) 1) 2)	0,10	1,21		1,14	3,52

Statement of Comprehensive Income

SEK million	Oct - Dec		Jan - Dec
	2009	2008	2009	2008
Net income	725	4 064	4 127	11 667

Actuarial gains and losses related to pensions	-250	-2 284	-605	-4 015

Revaluation of other investments in shares and participations Fair value remeasurement reported in equity	-1	-937	-2	-7

Cash flow hedges
Gains(+)/losses(-) arising during the period	-530	-3 950	672	-5 080
Less: Reclassification adjustments for gains (-)/losses(+) included in profit or loss	-1 299	2 268	3 850	1 192
Less: Adjustments for amounts transferred to initial carrying amount of hegded items	232	—	-1 029	—
Changes in cumulative translation adjustments	2 294	5 606	-1 361	8 528

Tax on items reported directly in or transferred from equity	525	1 150	-1 040	2 330

Other comprehensive income	971	1 853	485	2 948

Total comprehensive income	1 696	5 917	4 612	14 615

Total Comprehensive Income attributable to:
- Stockholders of the Parent Company	1 248	5 607	4 211	13 988
- Minority interests	448	310	401	627

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter Report, January 25, 2010	17

Consolidated Balance Sheet

SEK million	Dec 31 2009	Sep 30 2009	Dec 31 2008
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2 079	1 668	2 782
Goodwill	27 375	23 791	24 877
Intellectual property rights, brands and other intangible assets	18 739	15 260	20 587

Property, plant and equipment	9 606	9 468	9 995

Financial assets
Equity in JV and associated companies	11 578	12 279	7 988
Other investments in shares and participations	256	291	309
Customer financing, non-current	830	854	846
Other financial assets, non-current	2 577	2 567	4 917

Deferred tax assets	14 327	13 946	14 858

	87 367	80 124	87 159

Current assets
Inventories	22 718	26 774	27 836

Trade receivables	66 410	62 425	75 891
Customer financing, current	1 444	1 875	1 975
Other current receivables	15 146	17 286	17 818

Short-term investments	53 926	54 104	37 192
Cash and cash equivalents	22 798	25 685	37 813

	182 442	188 149	198 525

Total assets	269 809	268 273	285 684

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	139 870	138 378	140 823
Minority interests in equity of subsidiaries	1 157	1 051	1 261

	141 027	139 429	142 084

Non-current liabilities
Post-employment benefits	8 533	8 221	9 873
Provisions, non-current	461	385	311
Deferred tax liabilities	2 270	2 020	2 738
Borrowings, non-current	29 996	34 513	24 939
Other non-current liabilities	2 035	1 907	1 622

	43 295	47 046	39 483

Current liabilities
Provisions, current	11 970	12 001	14 039
Borrowings, current	2 124	3 152	5 542
Trade payables	18 864	16 887	23 504
Other current liabilities	52 529	49 758	61 032

	85 487	81 798	104 117

Total equity and liabilities	269 809	268 273	285 684

Of which interest-bearing liabilities and post-employment benefits	40 653	45 886	40 354

Net cash	36 071	33 903	34 651
Assets pledged as collateral	550	461	416
Contingent liabilities	1 245	984	1 080

Ericsson Fourth Quarter Report, January 25, 2010	18

Consolidated Statement of Cash Flows

	Oct - Dec		Jan - Dec
SEK million	2009	2008	2009	2008
Operating activities
Net income	725	4 064	4 127	11 667
Adjustments to reconcile net income to cash
Taxes	1 394	1 965	-1 011	1 032
Earnings/dividends in JV and associated companies	1 282	1 550	6 083	4 154
Depreciation, amortization and impairment losses	3 892	2 059	12 124	8 674
Other	-52	-379	-340	458

Net income affecting cash	7 241	9 259	20 983	25 985

Changes in operating net assets
Inventories	5 303	2 768	5 207	-3 927
Customer financing, current and non-current	472	-619	598	549
Trade receivables	-2 814	-9 584	7 668	-11 434
Trade payables	1 797	2 164	-3 522	4 794
Provisions and post-employment benefits	-157	672	-2 950	3 830
Other operating assets and liabilities, net	684	2 303	-3 508	4 203

	5 285	-2 296	3 493	-1 985

Cash flow from operating activities	12 526	6 963	24 476	24 000

Investing activities
Investments in property, plant and equipment	-1 109	-1 297	-4 006	-4 133
Sales of property, plant and equipment	296	628	534	1 373
Acquisitions/divestments of subsidiaries and other operations, net	-8 245	1 113	-17 505	1 836
Product development	- 662	-393	-1 443	-1 409
Other investing activities	- 666	884	2 029	944
Short-term investments	678	-5 216	-17 071	-7 155

Cash flow from investing activities	-9 708	-4 281	-37 462	-8 544

Cash flow before financing activities	2 818	2 682	-12 986	15 456

Financing activities
Dividends paid	-342	-38	-6 318	-8 240
Other financing activities	-5 803	856	4 618	1 032

Cash flow from financing activities	-6 145	818	-1 700	-7 208

Effect of exchange rate changes on cash	441	611	-328	1 255

Net change in cash	-2 887	4 111	-15 015	9 503

Cash and cash equivalents, beginning of period	25 685	33 702	37 813	28 310

Cash and cash equivalents, end of period	22 798	37 813	22 798	37 813

Ericsson Fourth Quarter Report, January 25, 2010	19

Consolidated Statement of Changes in Equity

SEK million	Jan - Dec 2009	Jan - Dec 2008
Opening balance	142 084	135 052
Total comprehensive income	4 612	14 615
Stock issue	135	100
Sale of own shares	-60	-12
Stock purchase and stock option plans	658	589
Dividends paid	-6 318	-8 240
Business combinations	-84	-20

Closing balance	141 027	142 084

Ericsson Fourth Quarter Report, January 25, 2010	20

Consolidated Income Statement – Isolated Quarters

	2009				2008
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	58 333	46 433	52 142	49 569	67 025	49 198	48 532	44 175
Cost of sales	-39 335	-30 455	-34 531	-31 957	-44 522	-31 577	-31 206	-27 356

Gross income	18 998	15 978	17 611	17 612	22 503	17 621	17 326	16 819
Gross margin %	32,6%	34,4%	33,8%	35,5%	33,6%	35,8%	35,7%	38,1%

Research and development expenses	-9 306	-8 218	-8 451	-7 080	-8 227	-7 859	-8 932	-8 566
Selling and administrative expenses	-7 323	-5 279	-7 443	-6 863	-8 293	-6 304	-6 271	-6 106

Operating expenses	-16 629	-13 497	-15 894	-13 943	-16 520	-14 163	-15 203	-14 672

Other operating income and expenses	878	222	1 640	342	1 502	332	704	439

Operating income before shares in earnings of JV and associated companies	3 247	2 703	3 357	4 011	7 485	3 790	2 827	2 586
Operating margin % before shares in earnings of JV and associated companies	5,6%	5,8%	6,4%	8,1%	11,2%	7,7%	5,8%	5,9%

Shares in earnings of JV and associated companies	-1 461	-1 559	-2 144	-2 236	-1 278	-131	62	911

Operating income	1 786	1 144	1 213	1 775	6 207	3 659	2 889	3 497

Financial income	314	296	4	1 260	1 191	1 099	503	665
Financial expenses	-719	-294	-79	-457	-882	-618	-511	-473

Income after financial items	1 381	1 146	1 138	2 578	6 516	4 140	2 881	3 689

Taxes	-656	-374	-341	-745	-2 452	-1 202	-835	-1 070

Net income	725	772	797	1 833	4 064	2 938	2 046	2 619

Net income attributable to:
- Stockholders of the Parent Company	314	810	831	1 717	3 885	2 842	1 901	2 645
- Minority interests	411	-38	-34	116	179	96	145	-26

Other information
Average number of shares, basic (million) 1)	3 194	3 190	3 188	3 187	3 185	3 184	3 183	3 181
Earnings per share, basic (SEK) 1) 2)	0,10	0,25	0,26	0,54	1,22	0,89	0,60	0,83
Earnings per share, diluted (SEK) 1) 2)	0,10	0,25	0,26	0,54	1,21	0,89	0,59	0,83

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Fourth Quarter Report, January 25, 2010	21

Consolidated Statement of Cash Flows – Isolated Quarters

SEK million	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	725	772	797	1 833	4 064	2 938	2 046	2 619
Adjustments to reconcile net income to cash
Taxes	1 394	-1 137	-640	-628	1 965	-343	-278	-311
Earnings/dividends in JV and associated companies	1 282	1 319	1 718	1 764	1 550	909	-41	1 736
Depreciation, amortization and impairment losses	3 892	3 268	3 112	1 852	2 059	1 872	2 529	2 214
Other	-52	978	-643	-623	-379	1 257	169	-589

Net income affecting cash	7 241	5 200	4 344	4 198	9 259	6 633	4 425	5 669

Changes in operating net assets
Inventories	5 303	660	1 606	-2 362	2 768	-1 878	-1 906	-2 912
Customer financing, current and non-current	472	394	-267	-1	-619	137	371	660
Trade receivables	-2 814	3 655	5 017	1 810	-9 584	-3 776	-356	2 282
Trade payables	1 797	-2 096	-1 863	-1 360	2 164	1 403	1 833	-606
Provisions and post-employment benefits	-157	-1 060	1 532	-3 265	672	1 620	967	571
Other operating assets and liabilities, net	684	-1 076	-1 238	-1 878	2 303	-376	3 210	-934

	5 285	477	4 787	-7 056	-2 296	-2 870	4 119	-939

Cash flow from operating activities	12 526	5 677	9 131	-2 858	6 963	3 763	8 544	4 730

Investing activities
Investments in property, plant and equipment	-1 109	-690	-1 189	-1 018	-1 297	-997	-893	-946
Sales of property, plant and equipment	296	99	114	25	628	428	108	209
Acquisitions/divestments of subsidiaries and other operations, net	-8 245	-750	981	-9 491	1 113	114	602	7
Product development	-662	-245	-327	-209	-393	-261	-422	-333
Other investing activities	-666	3 226	886	-1 417	884	-156	12	204
Short-term investments	678	-17 847	522	-424	-5 216	-4 606	-1 392	4 059

Cash flow from investing activities	-9 708	-16 207	987	-12 534	-4 281	-5 478	-1 985	3 200

Cash flow before financing activities	2 818	-10 530	10 118	-15 392	2 682	-1 715	6 559	7 930

Financing activities
Dividends paid	-342	-20	-5 956	—	-38	-188	-8 008	-6
Other financing activities	-5 803	535	8 012	1 874	856	4 783	-3 581	-1 026

Cash flow from financing activities	-6 145	515	2 056	1 874	818	4 595	-11 589	-1 032

Effect of exchange rate changes on cash	441	-1 263	441	53	611	127	308	209

Net change in cash	-2 887	-11 278	12 615	-13 465	4 111	3 007	-4 722	7 107

Cash and cash equivalents, beginning of period	25 685	36 963	24 348	37 813	33 702	30 695	35 417	28 310

Cash and cash equivalents, end of period	22 798	25 685	36 963	24 348	37 813	33 702	30 695	35 417

Ericsson Fourth Quarter Report, January 25, 2010	22

Parent Company Income Statement

SEK million	Oct - Dec		Jan - Dec
	2009	2008	2009	2008
Net sales	9	1 007	300	5 086
Cost of sales	-20	-58	-21	-669

Gross income	-11	949	279	4 417

Operating expenses	-801	-676	-3 137	-2 384
Other operating income and expenses	766	1 098	2 977	3 065

Operating income	-46	1 371	119	5 098

Financial net	2 286	517	7 962	14 340

Income after financial items	2 240	1 888	8 081	19 438

Transfers to (-) / from untaxed reserves	902	-478	902	-478
Taxes	-341	-442	-804	-1 733

Net income	2 801	968	8 179	17 227

Parent Company Balance Sheet

SEK million	Dec 31 2009	Dec 31 2008
ASSETS
Fixed assets
Intangible assets	2 219	2 604
Tangible assets	527	695
Financial assets	101 344	98 837

	104 090	102 136

Current assets
Inventories	61	80
Receivables	23 704	31 124
Cash, bank and short-term investments	62 403	59 214

	86 168	90 418

Total assets	190 258	192 554

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47 859	47 724
Non-restricted equity	41 953	41 954

	89 812	89 678

Untaxed reserves	915	1 817

Provisions	1 069	1 059

Non-current liabilities	57 011	50 994

Current liabilities	41 451	49 006

Total stockholders’ equity, provisions and liabilities	190 258	192 554

Assets pledged as collateral	550	414
Contingent liabilities	13 072	13 029

Ericsson Fourth Quarter Report, January 25, 2010	23

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2008, and should be read in conjunction with that annual report.

As from January 1, 2009, the Company has applied the following new or amended IFRS:

•

IAS 1 (Revised), “Presentation of Financial Statements”. The revised standard requires all non-owner changes in equity to be shown in a performance statement. The Company therefore presents two statements, the Income Statement and a Statement of Comprehensive Income.

Also, to improve the understanding of the Company’s financial performance, a new subtotal line has been added in the Income Statement, “Operating income before share in earnings of JV and associated companies”. This is to distinguish between operating income from operations consolidated and from shares in earnings of JV and associated companies accounted for using the equity method. In the interim report text, this line item is for simplicity referred to as “Operating income before joint ventures”.

•

IFRS 8 “Operating Segments”. This standard replaces IAS 14 “Segment Reporting” and requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the Chief Operating Decision Maker (CODM). In Ericsson, the Group Management Team is defined as the CODM function. The new standard has not resulted in any changes of the reportable segments.

The new joint venture, ST-Ericsson, established in February 2009, is presented as a new reportable segment. Segment Phones has been renamed to Sony Ericsson. No other changes have been made in relation to this reported segment.

None of the following new or amended standards and interpretations has had any significant impact on the financial result or position of the Company:

•	IFRS 2 (Amendment), “Share-Based Payments”. The amended standard deals with vesting conditions and cancellations.

•	Revised IAS 23, “Borrowing Costs” and “Improvements to IFRSs”, (May 2008), in relation to IAS 23.

•	IAS 32 and IAS 1 (Amendments), “Puttable Financial Instruments” and “Obligations Arising on Liquidation”.

•	“Improvements to IFRSs”, published in May 2008. These are improvements to twentytwo already effective IFRSs.

•	IFRIC 13, “Customer Loyalty Programmes”

•	IFRIC 16, “Hedges of a Net Investment of A Foreign Operation”

•	IFRIC 15, “Agreements for Construction of Real Estate”

•	IAS 39 (Amendment), “Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures”

•	IAS 39 (Amendment), “Recognition and measurement: Eligible Hedged Items”

•	IFRS 7 (Amendment), “Improving Disclosures about Financial Instruments”

•	IFRIC 9 and IAS 39 (Amendment) “Embedded Derivatives”

•	IFRIC 18, “Transfers of Assets from Customers”

Company amendment of key ratio “Inventory turnover“

Prior to 2009, this key ratio disclosed the number of times the inventory was turned over per year.

As from January 1, 2009, the inventory turnover key ratio has been amended by the Company to disclose the number of turnover days of inventory.

Ericsson Fourth Quarter Report, January 25, 2010	24

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	38 514	30 302	34 737	33 529	45 767	33 017	33 274	29 992
Of which Network rollout	6 671	5 798	5 942	4 687	7 555	4 679	4 776	4 520
Professional Services	16 467	12 780	14 077	12 799	16 199	11 750	11 018	10 011
Of which Managed services	5 098	3 570	4 587	4 178	4 270	3 458	3 416	3 112
Multimedia	3 352	3 351	3 328	3 241	5 059	4 431	4 240	4 172
Of which PBX and Mobile Platforms	—	—	—	—	1 147	951	1 532	1 586
Multimedia excluding PBX and Mobile Platforms	3 352	3 351	3 328	3 241	3 912	3 480	2 708	2 586

Total	58 333	46 433	52 142	49 569	67 025	49 198	48 532	44 175

	2009				2008
Sequential change, percent	Q4	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	27%	-13%	4%	-27%	39%	-1%	11%	-20%
Of which Network rollout	15%	-2%	27%	-38%	61%	-2%	6%	-30%
Professional Services	29%	-9%	10%	-21%	38%	7%	10%	-17%
Of which Managed services	43%	-22%	10%	-2%	23%	1%	10%	-6%
Multimedia	0%	1%	3%	-36%	14%	5%	2%	-14%
Of which PBX and Mobile Platforms	—	—	—	—	21%	-38%	-3%	—
Multimedia excluding PBX and Mobile Platforms	0%	1%	3%	-17%	12%	29%	5%	—

Total	26%	-11%	5%	-26%	36%	1%	10%	-19%

	2009				2008
Year over year change, percent	Q4	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	-16%	-8%	4%	12%	22%	16%	-1%	2%
Of which Network rollout	-12%	24%	24%	4%	17%	17%	11%	20%
Professional Services	2%	9%	28%	28%	34%	7%	7%	5%
Of which Managed services	19%	3%	34%	34%	29%	3%	17%	20%
Multimedia	-34%	-24%	-22%	-22%	4%	10%	16%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	-14%	-4%	23%	25%	—	—	—	—

Total	-13%	-6%	7%	12%	23%	13%	2%	5%

	2009				2008
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	137 082	98 568	68 266	33 529	142 050	96 283	63 266	29 992
Of which Network rollout	23 098	16 427	10 629	4 687	21 530	13 975	9 296	4 520
Professional Services	56 123	39 656	26 876	12 799	48 978	32 779	21 029	10 011
Of which Managed services	17 433	12 335	8 765	4 178	14 256	9 986	6 528	3 112
Multimedia	13 272	9 920	6 569	3 241	17 902	12 843	8 412	4 172
Of which PBX and Mobile Platforms	—	—	—	—	5 216	4 069	3 118	1 586
Multimedia excluding PBX and Mobile Platforms	13 272	9 920	6 569	3 241	12 686	8 774	5 294	2 586

Total	206 477	148 144	101 711	49 569	208 930	141 905	92 707	44 175

Year to date,	2009				2008
year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-3%	2%	8%	12%	10%	5%	0%	2%
Of which Network rollout	7%	18%	14%	4%	16%	16%	15%	20%
Professional Services	15%	21%	28%	28%	14%	7%	6%	5%
Of which Managed services	22%	24%	34%	34%	17%	13%	19%	20%
Multimedia	-26%	-23%	-22%	-22%	13%	16%	20%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	5%	13%	24%	25%	—	—	—	—

Total	-1%	4%	10%	12%	11%	6%	3%	5%

Ericsson Fourth Quarter Report, January 25, 2010	25

Operating Income by Segment by Quarter

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1 857	936	1 248	2 838	4 943	2 454	1 803	1 945
Professional Services	1 347	1 628	2 266	1 749	2 226	1 509	1 337	1 274
Multimedia	263	330	18	44	554	9	-172	-509
Multimedia excluding PBX and Mobile Platforms	—	—	—	—	679	179	-161	-251
Unallocated 1)	-287	-168	-323	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	3 180	2 726	3 209	4 554	7 487	3 801	2 865	2 602

Sony Ericsson	-1 044	-1 036	-1 543	-2 070	-1 280	-142	24	895
ST-Ericsson 2)	-351	-546	-453	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1395	-1 582	-1 996	-2 779	-1 280	-142	24	895

Total	1785	1 144	1 213	1 775	6 207	3 659	2 889	3 497

	2009				2008
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6 879	5 022	4 086	2 838	11 145	6 202	3 748	1 945
Professional Services	6 990	5 643	4 015	1 749	6 346	4 120	2 611	1 274
Multimedia	655	392	62	44	-118	-672	-681	-509
Multimedia excluding PBX and Mobile Platforms	—	—	—	—	446	-233	-412	-251
Unallocated 1)	-855	-568	-400	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST- Ericsson	13 669	10 489	7 763	4 554	16 755	9 268	5 467	2 602

Sony Ericsson	-5 693	-4 649	-3 613	-2 070	-503	777	919	895
ST-Ericsson 2)	-2 059	-1 708	-1 162	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-7 752	-6 357	-4 775	-2 779	-503	777	919	895

Total	5 917	4 132	2 988	1 775	16 252	10 045	6 386	3 497

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Operating Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5%	3%	4%	8%	11%	7%	5%	7%
Professional Services	8%	13%	16%	14%	14%	13%	12%	13%
Multimedia	8%	10%	1%	1%	11%	0%	-4%	-12%
Multimedia excluding PBX and Mobile Platforms	—	—	—	—	17%	5%	-6%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	6%	6%	9%	11%	8%	6%	6%

As percentage of net sales, Year to date	2009				2008
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	5%	6%	8%	8%	6%	6%	7%
Professional Services	12%	14%	15%	14%	13%	13%	12%	13%
Multimedia	5%	4%	1%	1%	-1%	-5%	-8%	-12%
Multimedia excluding PBX and Mobile Platforms	—	—	—	—	4%	-3%	-8%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	7%	7%	8%	9%	8%	7%	6%	6%

Ericsson Fourth Quarter Report, January 25, 2010	26

EBITDA by Segment by Quarter

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q21)	Q1
Networks	4 945	3 610	3 909	4 153	6 417	3 628	3 510	3 690
Professional Services	1 815	1 926	2 464	1 977	2 365	1 811	1 589	1 480
Multimedia	599	619	273	306	1 001	403	400	-246
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	963	425	80	14
Unallocated 2)	-287	-168	-323	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7 072	5 987	6 323	6 359	9 547	5 671	5 396	4 816

Sony Ericsson	-1 044	-1 036	-1 543	-2 070	-1 280	-142	24	895
ST-Ericsson 3)	-351	-540	-453	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1 395	-1 576	-1 996	-2 733	-1 280	-142	24	895

Total	5 677	4 411	4 327	3 626	8 267	5 529	5 420	5 711

	2009				2008
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec1)	Jan-Sep1)	Jan-Jun1)	Jan-Mar
Networks	16 617	11 672	8 062	4 153	17 245	10 828	7 200	3 690
Professional Services	8 182	6 367	4 441	1 977	7 245	4 880	3 069	1 480
Multimedia	1 797	1 198	579	306	1 558	557	154	-246
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	1 482	519	94	14
Unallocated 2)	-855	-568	-400	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	25 741	18 669	12 682	6 359	25 430	15 883	10 212	4 816

Sony Ericsson	-5 693	-4 649	-3 613	-2 070	-503	777	919	895
ST-Ericsson 3)	-2 007	-1 656	-1 116	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-7 700	-6 305	-4 729	-2 733	-503	777	919	895

Total	18 041	12 364	7 953	3 626	24 927	16 660	11 131	5 711

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m due to changed allocation of capitalized development expenses.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q21)	Q1
Networks	13%	12%	11%	12%	14%	11%	11%	12%
Professional Services	11%	15%	18%	15%	15%	15%	14%	15%
Multimedia	18%	18%	8%	9%	20%	9%	9%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	25%	12%	3%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	13%	12%	13%	14%	12%	11%	11%

As percentage of net sales, Year to date	2009				2008
	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec1)	Jan-Sep1)	Jan-Jun1)	Jan-Mar
Networks	12%	12%	12%	12%	12%	11%	11%	12%
Professional Services	15%	16%	17%	15%	15%	15%	15%	15%
Multimedia	14%	12%	9%	9%	9%	4%	2%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	12%	6%	2%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	13%	12%	13%	12%	11%	11%	11%

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m due to changed allocation of capitalized development expenses.

Ericsson Fourth Quarter Report, January 25, 2010	27

Net Sales by Market Area by Quarter

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	11 901	10 110	11 365	11 203	16 135	11 629	12 125	11 681
Central & Eastern Europe, Middle East & Africa	13 972	11 621	12 647	12 485	17 635	13 069	11 253	11 123
Asia Pacific	16 738	15 354	17 396	16 282	20 500	14 114	15 785	12 908
Latin America	5 877	4 994	4 801	4 381	7 855	6 083	4 956	4 154
North America	9 845	4 354	5 933	5 218	4 900	4 303	4 413	4 309

Total 2)	58 333	46 433	52 142	49 569	67 025	49 198	48 532	44 175

1) Of which Sweden	732	1 076	1 091	1 197	2 384	2 191	2 308	1 993
2) Of which EU	13 081	11 033	12 595	12 604	18 371	13 059	13 427	12 744

	2009				2008
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	18%	-11%	1%	-31%	39%	-4%	4%	-24%
Central & Eastern Europe, Middle East & Africa	20%	-8%	1%	-29%	35%	16%	1%	-22%
Asia Pacific	9%	-12%	7%	-21%	45%	-11%	22%	-6%
Latin America	18%	4%	10%	-44%	29%	23%	19%	-38%
North America	126%	-27%	14%	6%	14%	-2%	2%	0%

Total 2)	26%	-11%	5%	-26%	36%	1%	10%	-19%

1) Of which Sweden	-32%	-1%	-9%	-50%	9%	-5%	16%	-19%
2) Of which EU	19%	-12%	0%	-31%	41%	-3%	5%	-27%

	2009				2008
Year-over-year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-26%	-13%	-6%	-4%	5%	-6%	-3%	-7%
Central & Eastern Europe, Middle East & Africa	-21%	-11%	12%	12%	24%	9%	-2%	1%
Asia Pacific	-18%	9%	10%	26%	49%	17%	-5%	5%
Latin America	-25%	-18%	-3%	5%	16%	43%	21%	25%
North America	101%	1%	34%	21%	13%	44%	47%	39%

Total 2)	-13%	-6%	7%	12%	23%	13%	2%	5%

1) Of which Sweden	-69%	-51%	-53%	-40%	-3%	13%	12%	3%
2) Of which EU	-29%	-16%	-6%	-1%	5%	-4%	-4%	-8%

	2009				2008
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	44 579	32 678	22 568	11 203	51 570	35 435	23 806	11 681
Central & Eastern Europe, Middle East & Africa	50 725	36 753	25 132	12 485	53 080	35 445	22 376	11 123
Asia Pacific	65 770	49 032	33 678	16 282	63 307	42 807	28 693	12 908
Latin America	20 053	14 176	9 182	4 381	23 048	15 193	9 110	4 154
North America	25 350	15 505	11 151	5 218	17 925	13 025	8 722	4 309

Total 2)	206 477	148 144	101 711	49 569	208 930	141 905	92 707	44 175

1) Of which Sweden	4 096	3 364	2 288	1 197	8 876	6 492	4 301	1 993
2) Of which EU	49 313	36 232	25 199	12 604	57 601	39 230	26 171	12 744

Year to date,	2009				2008
year-over-year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	-14%	-8%	-5%	-4%	-2%	-5%	-5%	-7%
Central & Eastern Europe, Middle East & Africa	-4%	4%	12%	12%	9%	3%	0%	1%
Asia Pacific	4%	15%	17%	26%	16%	5%	-1%	5%
Latin America	-13%	-7%	1%	5%	25%	31%	23%	25%
North America	41%	19%	28%	21%	34%	43%	43%	39%

Total 2)	-1%	4%	10%	12%	11%	6%	3%	5%

1) Of which Sweden	-54%	-48%	-47%	-40%	6%	9%	8%	3%
2) Of which EU	-14%	-8%	-4%	-1%	-2%	-5%	-6%	-8%

Ericsson Fourth Quarter Report, January 25, 2010	28

External Net Sales by Market Area by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q4 2009	Networks	Professional Services	Multimedia	Total
Western Europe	6 644	4 653	604	11 901
Central & Eastern Europe, Middle East & Africa	8 758	3 898	1 316	13 972
Asia Pacific	12 508	3 512	718	16 738
Latin America	3 995	1 574	308	5 877
North America	6 609	2 830	406	9 845

Total	38 514	16 467	3 352	58 333

Share of Total	66%	28%	6%	100%

Year to date, SEK million Jan - Dec 2009	Networks	Professional Services	Multimedia	Total
Western Europe	23 839	18 346	2 394	44 579
Central & Eastern Europe, Middle East & Africa	32 700	12 942	5 083	50 725
Asia Pacific	50 458	12 186	3 126	65 770
Latin America	13 003	5 945	1 105	20 053
North America	17 082	6 704	1 564	25 350

Total	137 082	56 123	13 272	206 477

Share of Total	66%	27%	7%	100%

Top 15 Markets in Sales

Market	Jan - Dec 2009	Jan - Dec 2008	Q4 2009	Q4 2008
United States	10%	7%	15%	6%
China	9%	7%	10%	8%
India	7%	7%	6%	7%
Italy	4%	5%	4%	6%
United Kingdom	4%	3%	3%	3%
Indonesia	4%	4%	3%	4%
Brazil	3%	4%	3%	4%
Japan	3%	3%	2%	4%
Spain	3%	4%	3%	3%
Germany	2%	2%	2%	2%
Turkey	2%	1%	2%	2%
Nigeria	2%	2%	2%	3%
Sweden	2%	4%	1%	4%
Australia	2%	2%	1%	2%
Canada	2%	2%	2%	1%

Ericsson Fourth Quarter Report, January 25, 2010	29

Provisions

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	12 386	13 957	12 592	14 350	12 995	11 106	10 056	9 726
Additions	3 591	2 169	3 710	1 672	3 800	3 418	2 724	2 019
Utilization/Cash out	-2 612	-3 083	-1 982	-3 052	-2 321	-1 595	-1 343	-781
of which restructuring	-1 075	-1 241	-753	-1 179	-956	-303	-196	-301
Reversal of excess amounts	-1193	-121	-146	-287	-832	-117	-244	-622
Reclassification, translation difference and other	259	-536	-217	-91	708	183	-87	-286

Closing balance	12 431	12 386	13 957	12 592	14 350	12 995	11 106	10 056

	2009				2008
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	14 350	14 350	14 350	14 350	9 726	9 726	9 726	9 726
Additions	11 142	7 551	5 382	1 672	11 961	8 161	4 743	2 019
Utilization/Cash out	-10 729	-8 117	-5 034	-3 052	-6 040	-3 719	-2 124	-781
of which restructuring	-4 248	-3 173	-1 932	-1 179	-1 756	-800	-497	-301
Reversal of excess amounts	-1747	-554	-433	-287	-1 815	-983	-866	-622
Reclassification, translation difference and other	-585	-844	-308	-91	518	-190	-373	-286

Closing balance	12 431	12 386	13 957	12 592	14 350	12 995	11 106	10 056

Number of Employees
	2009				2008
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Western Europe 1)	38 300	39 050	38 350	38 550	41 600	41 800	42 000	42 100
Central & Eastern Europe, Middle East & Africa	10 150	10 200	9 800	9 550	8 000	7 650	7 300	7 000
Asia Pacific	16 750	16 350	15 950	15 350	15 150	14 800	14 400	14 150
Latin America	6 050	5 700	7 850	8 000	8 250	7 450	6 600	6 250
North America	11 250	11 200	5 300	5 450	5 750	5 650	5 500	5 500

Total	82 500	82 500	77 250	76 900	78 750	77 350	75 800	75 000

1) Of which Sweden	18 200	18 300	18 600	18 800	20 150	20 250	20 250	20 200

Information on investments in assets subject to depreciation, amortization, impairment and write-downs
	2009				2008
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1 110	690	1 189	1 018	1 297	997	893	946
Capitalized development expenses	662	245	327	209	393	261	422	333
IPR, brands and other intangible assets	5 941	438	50	7	20	—	—	—

Total	7 713	1 373	1 566	1 234	1 710	1 258	1 315	1 279

Depreciation, amortization and impairment losses
Property, plant and equipment	1 065	776	844	817	901	787	713	704
Capitalized development expenses	251	177	173	202	286	279	1 034	689
IPR, brands and other intangible assets	2 575	2 315	2 095	833	872	806	782	821

Total	3 891	3 268	3 112	1 852	2 059	1 872	2 529	2 214

Ericsson Fourth Quarter Report, January 25, 2010	30

Other Information

	Oct - Dec		Jan - Dec
	2009	2008	2009	2008
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3 273	3 246	3 273	3 246
of which A-shares (million)	262	262	262	262
of which B-shares (million)	3 011	2 984	3 011	2 984
Number of treasury shares, end of period (million)	79	61	79	61
Number of shares outstanding, basic, end of period (million)	3 194	3 185	3 194	3 185
Numbers of shares outstanding, diluted, end of period (million)	3 216	3 205	3 216	3 205
Average number of treasury shares (million)	80	62	75	52
Average number of shares outstanding, basic (million)	3 194	3 185	3 190	3 183
Average number of shares outstanding, diluted (million)2)	3 216	3 204	3 212	3 202
Earnings per share, basic (SEK)	0,10	1,22	1,15	3,54
Earnings per share, diluted (SEK)2)	0,10	1,21	1,14	3,52

1)       A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

2)       Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	—	—	106	106
Inventory turnover days	57	59	68	68
Payable days	42	45	57	55
Equity ratio, percent	—	—	52,3%	49,7%
Return on equity, percent	0,9%	11,3%	2,6%	8,2%
Return on capital employed, percent	4,6%	16,7%	4,3%	11,3%
Capital turnover (times)	1,3	1,5	1,1	1,2
Payment readiness, end of period	—	—	88 960	84 917
Payment readiness, as percentage of sales	—	—	43,1%	40,6%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	10,63	9,67
- closing rate	—	—	10,30	10,95
SEK / USD - average rate	—	—	7,63	6,61
- closing rate	—	—	7,18	7,73

Other
Export sales from Sweden	25 208	30 659	94 829	109 254

Ericsson Planning Assumptions for Year 2010

Research and development expenses

We estimate R&D expenses for the full year 2010 to be at around SEK 28-30 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2010, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2010 will be stated in the Annual Report 2009.

Ericsson Fourth Quarter Report, January 25, 2010	31

Consolidated Operating Income excl. Restructuring Charges

	2009				2008
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	58 333	46 433	52 142	49 569	67 025	49 198	48 532	44 175
Cost of sales	-37 675	-29 623	-33 215	-31 585	-43 410	-31 001	-30 595	-27 115

Gross income	20 658	16 810	18 927	17 984	23 615	18 197	17 937	17 060
Gross margin %	35,4%	36,2%	36,3%	36,3%	35,2%	37,0%	37,0%	38,6%

Research and development expenses	-7 029	-6 418	-6 761	-6 802	-7 539	-7 527	-7 839	-8 031
Selling and administrative expenses	-7 014	-5 164	-6 886	-6 809	-7 803	-5 359	-6 148	-6 092

Operating expenses	-14 043	-11 582	-13 647	-13 611	-15 342	-12 886	-13 987	-14 123

Other operating income and expenses	878	222	1 640	342	1 502	332	704	439

Operating income before share in earnings of JV and associated companies	7 493	5 450	6 920	4 715	9 774	5 643	4 654	3 377
Operating margin % before share in earnings of
JV and associated companies	12,8%	11,7%	13,3%	9,5%	14,6%	11,5%	9,6%	7,6%

Share in earnings of JV and associated companies	-431	-1 480	-1 997	-2 170	-597	34	62	911

Operating income	7 062	3 970	4 923	2 545	9 177	5 677	4 716	4 288

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1,37	1,21	1,53	1,19	2,02	1,34	0,99	0,80
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1,36	1,20	1,52	1,19	2,00	1,33	0,99	0,80
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
Restructuring Charges by Function
	2009				2008
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-1 660	-832	-1 317	-371	-1 112	-576	-611	-241
Research and development expenses	-2 277	-1 800	-1 690	-278	-688	-332	-1 093	-535
Selling and administrative expenses	-308	-115	-558	-53	-490	-945	-123	-14

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-4 245	-2 747	-3 565	-702	-2 290	-1 853	-1 827	-790

Share in Sony Ericsson charges	-797	-9	-5	-66	-681	-165	—	—
Share in ST-Ericsson charges	-233	-70	-140	-2	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1 030	-79	-145	-68	-681	-165	—	—

Total	-5 275	-2 826	-3 710	-770	-2 971	-2 018	-1 827	-790

Restructuring Charges by Segment
	2009				2008
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-3 267	-2 466	-2 498	-517	-1 590	-1 330	-1 519	-692
Professional Services	-850	-252	-767	-175	-640	-374	-170	-88
Multimedia	-70	-28	-277	-10	-48	-141	-138	-10
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	-26	—	—	—
Unallocated	-58	-1	-23	—	-12	-8	—	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-4 245	-2 747	-3 565	-702	-2 290	-1 853	-1 827	-790

Sony Ericsson	-797	-9	-5	-66	-681	-165	—	—
ST-Ericsson	-233	-70	-140	-2

Subtotal Sony Ericsson and ST-Ericsson	-1 030	-79	-145	-68	-681	-165	—	—

Total	-5 275	-2 826	-3 710	-770	-2 971	-2 018	-1 827	-790

Ericsson Fourth Quarter Report, January 25, 2010	32

Operating Income by Segment excl. Restructuring Charges

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5 124	3 401	3 747	3 355	6 532	3 785	3 322	2 637
Professional Services	2 197	1 881	3 032	1 924	2 867	1 882	1 507	1 362
Multimedia	333	358	295	54	602	150	-34	-498
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	705	320	-23	-240
Unallocated 1)	-229	-167	-300	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	7 425	5 473	6 774	5 256	9 777	5 654	4 692	3 393

Sony Ericsson	-247	-1 027	-1 538	-2 004	-599	23	24	895
ST-Ericsson 2)	-118	-476	-313	-707	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-365	-1 503	-1 851	-2 711	-599	23	24	895

Total	7 060	3 970	4 923	2 545	9 178	5 677	4 716	4 288

1)           “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)           First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13%	11%	11%	10%	14%	11%	10%	9%
Professional Services	13%	15%	22%	15%	18%	16%	14%	14%
Multimedia	10%	11%	9%	2%	12%	3%	-1%	-12%
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	18%	9%	-1%	-9%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	12%	13%	11%	15%	11%	10%	8%

EBITDA by Segment excl. Restructuring Charges

	2009				2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6 635	4 674	5 132	4 670	8 006	4 961	5 027	4 383
Professional Services	2 664	2 178	3 231	2 152	3 006	2 185	1 758	1 568
Multimedia	669	647	550	316	1 049	543	539	-235
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	988	565	219	25
Unallocated 1)	-229	-167	-300	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	9 739	7 332	8 613	7 061	11 837	7 526	7 221	5 608
Sony Ericsson	-247	-1 027	-1 538	-2 004	-599	23	24	895
ST-Ericsson 2)	-118	-470	-313	-661	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-365	-1 497	-1 851	-2 665	-599	23	24	895

Total	9 374	5 835	6 762	4 396	11 238	7 549	7 245	6 503

1)           “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)           First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

EBITDA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17%	15%	15%	14%	17%	15%	15%	15%
Professional Services	16%	17%	23%	17%	19%	19%	16%	16%
Multimedia	20%	19%	17%	10%	21%	12%	13%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	—	—	25%	16%	8%	1%

Subtotal excluding Sony Ericsson and ST- Ericsson	17%	16%	17%	14%	18%	15%	15%	13%

Ericsson Fourth Quarter Report, January 25, 2010	33

Acquisition of Nortel Networks Corporation

As per November 13, 2009, Ericsson purchased the assets of the Carrier networks division of Nortel Networks Corporation relating to CDMA and LTE Technology. The acquisition has been accounted for using the purchase method of accounting, as defined in IFRS 3 Business Combinations (2004). As prescribed under this method, Ericsson has allocated the total purchase price to assets acquired and liabilities assumed based on their fair values. The fair values have been determined by applying generally accepted principles and procedures.

Preliminary allocation of purchase consideration

SEK b.
Intangible assets subject to amortization

Technology	4.9

Other, mainly customer relationships and trade marks	0.9

Subtotal	5.8

Goodwill	3.0

Other assets

Inventory	0.2

Property, plant and equipment	0.3

Other	0.2

Subtotal	3.7

Total assets	9.5

Current liabilities	1.2
Total liabilities	1.2

Net assets acquired	8.3

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

The main reasons for that part of the acquisition costs are recognized as goodwill, representing 30% of total assets acquired, are that future synergies are estimated and also the value of the acquired assembled work force.

Cash flow effects

Total cash purchase consideration	8.3
Less acquired cash and cash equivalents	—
Net cash outflow from the acquisition	8.3

Ericsson Fourth Quarter Report, January 25, 2010	34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 25, 2010